EXHIBIT 77D

SELIGMAN GLOBAL FUND SERIES, INC.

SELIGMAN GLOBAL TECHNOLOGY FUND

At a Board meeting held Sept. 8-10, 2009, the Board approved the following changes to the Fund's non-fundamental investment policies:

     Elimination of the Fund's non-fundamental investment policy that no more than 10% of the Fund's net assets may be invested in exchange-traded funds
     (ETFs).

     Elimination of the Fund's non-fundamental investment policy that no more than 2% of the Fund's net assets may be invested in warrants not listed on the New York Stock Exchange or American Stock Exchange.

     Elimination of the Fund's non-fundamental investment policy limiting the Fund's exposure to access trades to 5% of total assets at the time of purchase.

     Elimination of the Fund's non-fundamental investment policy that the Fund will not enter into forward contracts or maintain a net exposure to such contracts where the consummation of the contracts would oblige the fund to deliver an amount of foreign currency in excess of the value of the Fund's portfolio securities or other assets denominated in that currency.

     Elimination of the Fund's non-fundamental investment policy that it may not borrow more than 15% of the value of its total assets and adopted the non-fundamental investment policy that it may not borrow money, except for temporary purposes (not for leveraging or investment) in an amount not to exceed 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings) immediately after the borrowings.

     Elimination of the Fund's non-fundamental investment policy that it does not expect to invest more than 5% of its net assets in illiquid securities. However, there was no change to the Fund's 15% limitation with respect to such securities.

     Elimination of the Fund's non-fundamental investment policy that investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks in terms of assets which are subject to regulatory supervision by the US Government or state governments, and the obligations of the 100 largest foreign banks in terms of assets with branches or agencies in the United States.

     Elimination of the Fund's non-fundamental investment policy that the Fund may not invest for the purpose of controlling or managing any company.

     Elimination of the Fund's non-fundamental investment policy that the Fund may not acquire any securities of a registered open-end investment company or a registered unit investment trust in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.